					Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended
	September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$436,038	$517,015	$505,478	$282,237	$26,217	$226,896
AFUDC - equity	(6,638)	(15,930)	(25,469)	(32,430)	(12,677)	(4,177)
AFUDC - debt	(5,302)	(11,261)	(22,216)	(29,949)	(14,157)	(9,215)
Total	$424,098	$489,824	$457,793	$219,858	$(617)	$213,504
Fixed charges:
Interest expense	$263,677	$261,377	$247,013	$231,416	$235,011	$211,742
Other interest	6,638	15,930	25,469	32,430	12,677	4,177
Portion of rentals representative of the interest factor	10,382	10,257	10,251	8,767	5,391	10,212
Total	$280,697	$287,564	$282,733	$272,613	$253,079	$226,131
Earnings available for combined fixed charges	$704,795	$777,388	$740,526	$492,471	$252,462	$439,635

Ratio of Earnings to Fixed Charges	2.51x	2.70x	2.62x	1.81x	1.00x	1.94x